Exhibit 99.1

PRESS RELEASE	Computer Software Innovations, Inc. 900 East Main Street, Suite T Easley, SC 29640

Computer Software Innovations, Inc. Announces First Quarter Financial Results

EASLEY, S.C., MAY 5, 2006 (BUSINESSWIRE) – Computer Software Innovations, Inc. (“CSI”) (OTCBB: CSWI.OB) today announced its financial results for the first quarter of 2006. For the first quarter, CSI reported a net loss of $430,000 or $0.15 per share on sales of $4,842,000. This compares with the first quarter 2005 net loss of $2,449,000, or $0.93 per share on sales of $4,092,000. During the first three months of 2006, CSI saw increases in revenues of approximately $750,000, or 18.3%, over first quarter 2005. In addition, gross profit for the first quarter 2006 increased by $346,000, or 29.9%, over the prior year. Software gross profits rose 18.9% to $642,000 and hardware gross profits increased 39.4% to $861,000. The increases in both software and technology gross profits were driven by the corresponding increases in revenues of both segments. Operating loss declined $523,000, or 49.8%, over the same period of the prior year. Operating costs in the 2005 first quarter related to the reverse merger of $1.3 million, including $631,000 related to the redemption of stock options, were only partially offset by the following:

•	costs in 2006 of $613,000 for non-cash, stock-based compensation of our outside directors and strategic planning/acquisition consultants;

•	costs of effecting the registration of shares related to the reverse merger and other compliance related professional and legal costs;

•	accelerated marketing efforts in connection with our rebranding efforts and to take advantage of the restructuring of our sales force;

•	increases in salaries and wages from an increase in our sales force; and

•	increases in other operating costs, primarily related to our move to a new corporate location providing us with space to more than double our staff at a very attractive lease cost per square foot.

A commitment to stock-based compensation of our outside directors and consultants was made at the time of the reverse merger. However, a definitive agreement was not reached until the first quarter of 2006, resulting in the recording of approximately $613,000 in non-cash stock-based compensation expense. In addition, we incurred costs of approximately $115,000 for registering shares related to the convertible preferred stock and warrants issued in connection with the reverse merger in February 2005. These items led to the reporting of a net loss rather than income for the first quarter of 2006.

In addition, net income increased $2.1 million in the first quarter of 2006 compared to the first quarter of 2005. The increase was primarily due to the recording of losses on warrants of $3.1 million ($1.9 million net of tax) in the prior year’s first quarter, which did not recur in the same period of the current year. (See also “Outlook” below.)

In late 2005, CSI increased the number of software sales personnel and in early 2006 restructured the sales force from a single segment (software or technology) product focus to a combined effort supported by product specialists. As a consequence, CSI now has more sales staff pursuing leads for both software and technology in 2006. In the first quarter 2006, software sales increased by $117,000, or 11.9%, and technology sales increased by $633,000, or 20.4% compared to first quarter 2005.

The software segment experienced improvements in revenue from both increased software support agreement revenues and new client software sales, partially offset by a decline in software service revenues due to a higher level of training work wrapped up in early 2005 from 2004 deals. New client software sales increased 67% in number of deals invoiced in the first quarter 2006, over the first quarter of 2005. The average size of deals was smaller, as reflected in the 11.9% increase in software revenues.

The technology segment also showed improved revenues in first quarter 2006. New hardware sales and services revenues increased, partially offset by a decrease in hardware commissions. The increase in new hardware sales and decrease in hardware commissions is attributed to a large sale totaling approximately $1.6 million for a large number of desktop and notebook computer systems and wireless cart labs. CSI purchased the hardware and acted as reseller rather than agent. Depending on the circumstances, which may include funding, financing costs, deal size, bid or other sales processes and other considerations, CSI acts as agent on computer systems sales in which case the only revenue recorded is the commissions. The results are partially seen in the increase in new hardware sales, with a corresponding decrease in hardware commissions. The net impact on gross profit is approximately the same whether the company acts as reseller or agent. With the decrease in commissions netted against the increase in hardware sales, the increase in revenues came equally from product sales and increased services revenues.

“We are pleased with the recent increase in the number of opportunities we have seen brought to the table both for software and technology as a result of the change in our sales structure,” said Nancy Hedrick, President and CEO. “We expect our sales team to be much more effective. We are also excited to be back into double digits in revenue growth both for software and technology for this quarter. The restructuring of our outside sales force to sell both software products and technology, backed by product specialists, is having a positive impact on both segments.”

“As to net earnings, the first quarter is traditionally a slower quarter, but we also incurred what is hopefully the remainder of significant costs associated with our going public. We note once again that the registration of shares relating to the convertible preferred stock and warrants issued in the reverse merger was declared effective on February, 14, 2006, and we are pleased to have achieved this milestone. In addition, we completed our initial Sarbanes-Oxley (“SOX”) assessment of risks and a significant portion of the documentation we will need to comply with SOX with the help of outside consultants. With a road map now available, we plan to use internal resources only to continue this work for at least the next quarter or two.”

“We are excited about our rebranding of CSI as the Technology OutfittersTM. Samples of this rebranding were used in our first Annual Report mailed to stockholders on or about April 20, 2006 and available on our website. The rebranding will include a “Trail Guide” showing the wide variety of products and services we have to offer in a single handout which sales personnel can leave with customers. We are hopeful this tool will not only impact new customers’ decision making, but also improve communication of the depth and breadth or our offerings and drive additional revenue from our existing client base. We will also have the new look incorporated into our website soon. The new look portrays CSI as a national brand, consistent with our long-term goals for an expanded business. We have timed this investment to take advantage of the reorganization of our sales efforts and believe it will provide a quick return on investment through increased revenues.”

Outlook

While it appears that pre-tax income improved dramatically over first quarter 2005, by approximately $3.5 million, in the first quarter of 2005 CSI recognized a non-cash loss related to the accounting for the warrants of approximately $3.1 million ($1.9 million net of tax). Accordingly, the first quarter 2006 improvement is significant in comparison to the loss in prior year’s first quarter; however, the warrant loss in the first quarter of 2005 was offset by significant gains in the third and fourth quarters of 2005. As a result, CSI’s net income to be reported in the third and fourth quarters of 2006 will likely be significantly below that of the prior year taking into consideration the non-cash gains recorded in 2005 associated with the warrants.

“We are excited to be a public reporting company, and to have completed the registration process,” said Ms. Hedrick. “However, the costs related to our reverse merger, the accounting for the warrants and the defense and settlement of the lawsuit have overshadowed our operating performance. Without considering the potential impact of any possible acquisitions, I look forward to the opportunity of presenting to our stockholders more positive results as we move beyond the initial costs of going public and the initial accounting for the warrants prior to their amendment.”

The Company plans to continue to disseminate earnings press releases going forward. However, we do not intend to provide specific guidance. Due to the close proximity of this release and our Annual Stockholders’ Meeting at 9:00 AM Eastern Daylight Time on May 10, 2006, we will not be holding a formal conference call. Attendees of the Annual Meeting and those listening by phone will have an opportunity to ask questions about our annual or first quarter performance following adjournment of the Annual Meeting. Those wishing to listen in to our Annual Meeting or participate in the question and answer period thereafter by phone may do so by dialing (800) 481-7713 or (719) 457-2730.

About Computer Software Innovations, Inc.

Computer Software Innovations, Inc. (OTCBB:CSWI.OB) is a developer of fund accounting and lesson planning software applications and a provider of hardware-based technology solutions. Such solutions include sales, planning, installation, management, maintenance and support of computer, networking, telephone, wireless, video conference, security monitoring and distance and classroom learning projects and hardware.

Forward-Looking And Cautionary Statements

Certain information contained in this news release includes forward-looking statements that involve substantial risk and uncertainties. Any statement in this news release that is not a statement of historical fact constitutes a “forward-looking statement.” Among other things, these statements relate to our financial condition, results of operations and business. When used in this news release, these forward-looking statements are generally identified by the words or phrases “may,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “project” or words of similar import. These forward-looking statements are not guarantees of future performance. These statements are based on management’s expectations that involve a number of business risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date that we make them. For more information on factors that could affect expectations, see the Company’s Annual

Report on Form 10-KSB for the year ended December 31, 2005, and other reports from time to time filed with or furnished to the Securities and Exchange Commission. This press release speaks only as of its date, and the Company disclaims any duty to update the information herein.

Contacts:	David B. Dechant, Chief Financial Officer (864) 855-3900 ddechant@csi-plus.com

FINANCIAL RESULTS (UNAUDITED)

Computer Software Innovations, Inc.

Statements of Operations

	For the Quarter Ended March 31,
	2006	2005
REVENUES
Software Applications Division	$1,104,072	$986,749
Technology Solutions Division	3,738,332	3,105,555

Net sales and service revenue	4,842,404	4,092,304
COST OF SALES
Software applications division COS	461,889	446,826
Technology solutions division COS	2,876,908	2,487,783

Total cost of sales	3,338,797	2,934,609

Gross profit	1,503,607	1,157,695
OPERATING EXPENSES
Salaries, wages and benefits excluding stock-based compensation	771,215	602,391
Stock related compensation	613,956	631,174
Reverse acquisition costs	—	759,283
Professional and legal compliance costs	350,557	—
Marketing costs	89,904	12,334
Travel and mobile costs	82,445	62,226
Depreciation and amortization costs	35,111	12,679
Other selling, general and administrative expenses	87,831	127,897

Total operating expenses	2,031,019	2,207,984

Operating income (loss)	(527,412)	(1,050,289)
OTHER INCOME (EXPENSE)
Interest income	2,181	6,023
Interest expense	(92,385)	(37,445)
Amortization of loan fees	(17,458)	—
Net unrealized gain (loss) on warrants to purchase common stock	—	(3,084,922)
Gain/(loss) on disposal of property and equipment	—	100
Other	—	—

Net other income (expense)	(107,662)	(3,116,244)

Income (loss) before income taxes	(635,074)	(4,166,533)
INCOME TAX EXPENSE (BENEFIT)	(205,544)	(1,717,090)

Net income (loss)	$(429,530)	$(2,449,443)

BASIC EARNINGS (LOSS) PER SHARE	$(0.15)	$(0.93)

DILUTED EARNINGS (LOSS) PER SHARE	$(0.03)	$(0.93)

WEIGHTED AVERAGE SHARES OUTSTANDING
- Basic	2,891,556	2,631,786

- Diluted	12,826,145	2,631,786

Computer Software Innovations, Inc.

Balance Sheet as of March 31, 2006 and

December 31, 2005

	March 31, 2006 (Unaudited)	December 31, 2005
ASSETS
CURRENT ASSETS
Cash and equivalents	$643,125	$—
Accounts receivable, net	3,329,384	5,891,950
Inventory	14,506	—
Prepaid expenses	79,220	70,962
Taxes receivable	418,486	192,918
Deferred income taxes	—	—

Total current assets	4,484,721	6,155,830
PROPERTY AND EQUIPMENT, net	688,208	411,835
COMPUTER SOFTWARE COSTS, net	1,023,325	983,654
OTHER ASSETS	26,829	22,475

	$6,223,083	$7,573,794

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$2,523,661	$2,349,785
Deferred revenue	1,084,947	1,498,418
Deferred tax liability	312,469	298,764
Taxes payable	—	—
Bank line of credit	—	1,701,000
Subordinated notes payable to shareholders	2,250,400	2,250,400

Total current liabilities	6,171,477	8,098,367

LONG TERM NOTE PAYABLE	391,755	—

	6,563,232	8,098,367

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock - $0.001 par value 40,000,000 shares authorized; 2,631,786 shares issued and outstanding	2,632	2,632
PREFERRED STOCK - $0.001 par value; 15,000,000 shares authorized; 7,217,736 shares issued and outstanding	7,218	7,218
Additional paid-in capital	5,951,409	5,111,736
Retained earnings (deficit)	(6,075,689)	(5,646,159)
Unearned stock compensation	(225,719)	—

Total shareholders’ equity (deficit)	(340,149)	(524,573)

	$6,223,083	$7,573,794